Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LocalEyes, Inc.
412 W Rivers Edge Dr
Provo, UT 84604
https://www.talsey.com/

Up to $1,100,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LocalEyes, Inc.
Address: 412 W Rivers Edge Dr, Provo, UT 84604
State of Incorporation: DE
Date Incorporated: March 29, 2023

Terms:

Convertible Promissory Notes

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,100,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Non-Voting Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: January 15, 2027
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Rights, Preferences, Privileges, and Restrictions of the Non-Voting Common Stock

(a) Non-Voting. Except as may be required by the Act or other applicable law, holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to a vote of the shareholders of the Corporation.

(b) Dividends and Distributions. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, both Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in any dividends or distributions as may be declared by the Board of Directors.

(c) Liquidation Rights. Subject to the rights of any other class or series of stock with preference or priority over Common Stock, in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of Voting Common Stock and Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in all the remaining assets of the Corporation available for distribution.

(d) Conversion Features. The Non-Voting Common Stock shall be convertible under the terms of any validly authorized and executed convertible notes (the "CN"), into either Voting Common Stock or Non-Voting Common Stock upon the occurrence of the designated conversion events, at the rates and on the terms set forth in the CNs. The rights, preferences, and privileges of the Non-Voting Common Stock (including the securities resulting from conversion) shall be clearly outlined in the applicable corporate documentation, and such rights and preferences shall be determined and finalized prior to issuance or as otherwise required by law.

(e) Other Rights. Except as otherwise required by law or as set forth herein, the Non-Voting Common Stock shall have the same rights and privileges as the Voting Common Stock.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Interest

Previous investors in Talsey AI are eligible for added bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 2% bonus interest + a branded Talsey AI laptop sleeve.

Tier 2 Perk: Invest $1,000+ | Receive 4% bonus interest + an exclusive webinar on AI trends.

Tier 3 Perk: Invest $5,000+ | Receive 5% bonus interest + a year-long subscription to a leading AI research journal.

Tier 4 Perk: Invest $10,000+ | Receive 7% bonus interest + a virtual tour of Talsey AI's R&D center.

Tier 5 Perk: Invest $50,000+ | Receive 15% bonus interest + an opportunity to meet Talsey AI's CEO online.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LocalEyes, Inc. D/B/A Talsey AI will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LocalEyes, Inc. D/B/A Talsey AI ("Talsey" or the "Company") is a SaaS company, offering an AI-powered guest management tool for hotels. Talsey uses SMS communication and AI-generated content to manage the guest experience from the time they book, to the time they leave. Talsey's areas of expertise include general questions, maintenance and housekeeping requests, reservation & logistics details and more.

Corporate History

LocalEyes, Inc. D/B/A Talsey AI was initially organized as LocalEyes, LLC, a Utah limited liability company, on March 9, 2021, and converted to a Delaware corporation on March 29, 2023. As part of the conversion, all membership units in LocalEyes, LLC were exchanged for shares of LocalEyes, Inc. on a one-to-one basis under the Equity Conversion Agreement, ensuring shareholders retained their proportional ownership. The Shareholder and Equity Continuation Agreement preserved existing equity grants and SAFE note terms, while the Asset and Liability Transfer Agreement transferred all assets, liabilities, contracts, and intellectual property to LocalEyes, Inc. LocalEyes, Inc. is the legal successor to LocalEyes, LLC and continues all business operations under its new corporate structure.

Concurrent SAFE Offering under Reg D

In addition to this Regulation Crowdfunding offering of Convertible Promissory Notes, the Company has sold $16,730 in SAFE (Simple Agreement for Future Equity) notes under Regulation D. These SAFEs convert into equity under different terms than the convertible notes in this offering, which may affect dilution and future capitalization. While the Company does not anticipate selling additional SAFE notes under this Regulation D offering, it is not certain that no additional funds will be raised through this concurrent offering. Please see the Dilution and Risk Factors section of the Offering Circular for how this may affect your investment.

Competitors and Industry

Talsey has a few direct competitors that have a noteworthy foothold in the market but hold distinct advantages over each.

Canary Technologies: Canary is also an AI-powered guest management tool, but due to its complicated/time-consuming onboarding process, is much better suited for 'cookie-cutter' branded hotels, as opposed to independent hotels & resorts.

Kipsu: Kipsu is similar to Canary and does business with Hilton, but does not yet utilize AI and is very technologically primitive.

Akia: Akia also lacks AI capabilities and is technologically behind in a few ways, but they have a decent foothold in the vacation rental and boutique hotel space.

Current Stage and Roadmap

Talsey AI has already had a successful and comprehensive beta test with 20+ hotels. Our product has driven results for our customers, including better online reviews and increased ancillary revenue.

We are now in a sales-focused stage. Although our roadmap involves many product improvements and new features, sales is our focus moving into 2025.

The Team

Officers and Directors

Name: Logan Bradley Nicholson

Logan Bradley Nicholson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder and Director
  Dates of Service: March, 2023 - Present
  Responsibilities: As CEO & Founder of Talsey AI, Logan oversees the strategic direction of the company, while leading sales and product strategy. Logan does not currently receive a salary, works about 50 hours a week in these roles, and holds about 38% equity.

Other business experience in the past three years:

- Employer: Nicholson Digital Co.
  Title: Owner
  Dates of Service: July, 2021 - Present
  Responsibilities: I do occasional sales & marketing consulting, primarily for hospitality companies requiring only 5 hours of work per week.

Name: Tanner Hill

Tanner Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director, and Principal Accounting Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Tanner runs operations, finances, HR and other roles as needed. Tanner receives a salary of $36,000 and holds 24% equity.

Name: Mason Robert Palmer

Mason Robert Palmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer
  Dates of Service: March, 2023 - Present
  Responsibilities: As CTO at Talsey AI, Mason leads the development and deployment of its AI-driven guest messaging platform, utilizing advanced machine learning models and cloud technologies to enhance user engagement and personalize guest experiences. Mason oversees the migration to microservice architecture, integrate diverse software partnerships, and collaborate with cross-functional teams to drive innovation and scalability. Mason currently does not receive a salary and holds 10% equity.

Other business experience in the past three years:

- Employer: United States Air Force
  Title: Software Developer
  Dates of Service: January, 2024 - Present
  Responsibilities: Worked on systems that support fighter jets.

Other business experience in the past three years:

- Employer: USU Bridge Lab
  Title: Graduate Researcher
  Dates of Service: January, 2023 - August, 2024
  Responsibilities: Researched AI hardware accelerators in edge devices and cloud platforms.

Other business experience in the past three years:

- Employer: United States Air Force
  Title: Software Development Intern
  Dates of Service: June, 2022 - January, 2024
  Responsibilities: Worked on a variety of different projects supporting different needs of the United States Air Force.

Other business experience in the past three years:

- Employer: USU Power Electronics Lab
  Title: Undergraduate researcher
  Dates of Service: December, 2021 - June, 2022
  Responsibilities: Helped develop wireless power technology for electric vehicles.

Name: Jason Dance

Jason Dance's current primary role is with RevRoad. Jason Dance currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Jason serves as a Director representing the interest and investment of RevRoad in Talsey AI. Jason does not currently receive salary compensation for this role

Other business experience in the past three years:

- Employer: RevRoad
  Title: Chief Revenue Officer
  Dates of Service: September, 2020 - Present
  Responsibilities: Lead the revenue team at RevRoad to deliver services to portfolio companies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the

future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and

have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Non-Voting Common Stock, those shares will have no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with Talsey AI
Logan Nicholson, the CEO of LocalEyes, Inc. D/B/A Talsey AI (Talsey AI), does not currently receive a salary for his work at Talsey AI. He estimates working approximately 50 hours per week for Talsey AI and an additional 5 hours per week for Nicholson Digital Co., an agency he founded, which maintains contracts with The Branson Club. Although Logan has a significant equity stake in Talsey AI, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not currently receive a salary. Talsey AI plans to begin paying Logan, along with other officers, a salary ranging from $24,000 to $50,000 annually, depending on the amount of funds raised. The estimated initial salary for Logan is $36,000 annually, with payments expected to commence in Q2 2025. Until then, Logan will continue managing the company's operations without compensation, which may impact his financial ability to dedicate his full attention to Talsey AI.

Open Concurrent Reg D SAFE Offering
The Company has issued SAFE notes under Regulation D, which may convert into equity at a future date. These conversion terms may differ from those of the convertible notes being issued in this offering. As a result, investors in this Regulation Crowdfunding offering may experience dilution, which could impact the value and potential return of their investment. While the Company does not currently anticipate selling additional SAFE notes under this Regulation D offering, there is no guarantee that additional sales will not occur. If additional SAFE notes are issued, further dilution may occur.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Logan Nicholson	3,711,530	Common Stock	31.692%

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note Series 2025 - CF, SAFE Notes $1M Cap, SAFE Notes $1.5M Cap, SAFE Note $3M Cap, SAFE Notes $4.2M Cap, SAFE Notes $6M Cap, and Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,765,567 outstanding.

Voting Rights

One vote per share

Material Rights

Outstanding total does not include 1,234,433 shares, which are not issued but reserved for stock options for employees.

Convertible Promissory Note Series 2025 - CF

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 15, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $3,000,000.00

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

SAFE Notes $1M Cap

The security will convert into Common stock and the terms of the SAFE Notes $1M Cap are outlined below:

Amount outstanding: $55,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $1,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $1M Cap.

SAFE Notes $1.5M Cap

The security will convert into Common stock and the terms of the SAFE Notes $1.5M Cap are outlined below:

Amount outstanding: $27,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $1.5M Cap.

SAFE Note $3M Cap

The security will convert into Common stock and the terms of the SAFE Note $3M Cap are outlined below:

Amount outstanding: $40,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Note $3M Cap.

SAFE Notes $4.2M Cap

The security will convert into Common stock and the terms of the SAFE Notes $4.2M Cap are outlined below:

Amount outstanding: $275,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $4,200,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $4.2M Cap.

SAFE Notes $6M Cap

The security will convert into Common stock and the terms of the SAFE Notes $6M Cap are outlined below:

Amount outstanding: $22,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with SAFE Notes $6M Cap.

Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, warrants, or SAFEs) into stock.

In addition to this Regulation Crowdfunding offering, the Company has sold $16,730 in SAFE (Simple Agreement for Future Equity) notes under Regulation D to accredited investors. These SAFEs convert into equity upon a future equity financing at the lower of a 20% discount to the next round's price per share or a post-money valuation cap of $6,000,000. If these SAFEs convert into equity, they may result in dilution to investors in this Regulation Crowdfunding offering.

While the Company does not currently anticipate selling additional SAFE notes under this Regulation D offering, it is not certain that additional funds will not be raised through this structure. If additional SAFE notes are issued, the resulting conversions could further increase the total number of shares outstanding, leading to additional dilution for investors in this offering.

If the Company decides to issue more shares, an investor could experience value dilution (with each share being worth less than before) and control dilution (with the total percentage an investor owns decreasing). There may also be earnings dilution, which refers to a reduction in the amount earned per share. However, this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to reinvest any earnings into the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $55,000.00
  Use of proceeds: R&D
  Date: September 21, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $27,000.00
  Use of proceeds: Sales
  Date: May 31, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $275,000.00
  Use of proceeds: Strategic Pivot & Product Development
  Date: December 26, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $40,000.00
  Use of proceeds: Product Development
  Date: March 26, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $22,000.00
  Use of proceeds: Sales
  Date: January 29, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,711,530
  Use of proceeds: Logan Nicholson - Founder Equity Grant
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,226,900
  Use of proceeds: Tanner Hill - Founder Equity Grant
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 400,000
  Use of proceeds: Joseph Dummar - Founder Equity Grant
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: RevRoad LLC - Venture Services Compensation
  Date: July 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 427,119
  Use of proceeds: Founder Equity Grant
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2023 was $73,601 compared to $41,665 in 2024.

At the end of 2022, the Company took a strategic pivot from a traveler experience platform (monetized with ad revenue) to a SaaS platform for our partnered hotels. We maintained our platform and some of the ad revenue, but have now sunsetted the old model.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 was $5,568 compared to $12,832 in fiscal year 2024.

Our software product launched in 2023, which came with its own variable costs to run.

<u>Gross Margins</u>

Gross margins for fiscal year 2023 were $54,362 compared to $26,647 in 2024.

In 2023, we made a strategic pivot to a software-as-a-service model. We sunsetted the old business model and were still able to generate some revenue from it. Some of the revenue was from the new business model, but most was from the prior model.

<u>Expenses</u>

Expenses for fiscal year 2023 were $284,794 compared to $228,477 in fiscal year 2024.

2023 was heavily focused on product development, research, and beta testing for our. We did collect our first handful of customers with the SaaS model, but much of our spending was for software development. 2024 was spent building a GTM plan and achieving product market fit with independent hotel mangagement groups.

Historical results and cash flows:

The Company is currently in the Traction or Early Growth stage and is revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are transitioning our focus from product-market fit and product development to sales in 2025. Our limited experiments in sales have generated returns on investment for our customers, and with an increased investment in sales, we expect to see a growth in revenue, however, this is uncertain. Past cash was primarily generated through sales (most from our pre-pivot model) and equity investments. Our goal is to reach $1M ARR by the end of Q1 2026 using the funds from our offering. With our previous participation in 2 major sales events and no major partnerships, we were able to generate subscriptions that are anticipated to surpass $100k ARR in May, once all customers are finished with onboarding. We believe that with a budget for 15-20 major sales events and with 4-6 major partnerships rolling out in 2025, we can comfortably achieve our goal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/2024, the Company has capital resources available in the form of cash on hand of $7,500. We also have a line of credit with Quickbooks that can extend us an additional $5k on a 12 month term.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our 2025 sales & go to market strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate indefinitely (we have enough revenue to operate cashflow positive if needed). This is based on a current monthly burn rate of $8000 for expenses related to overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for indefinitely (we have enough revenue to operate cashflow positive if needed). This is based on a projected monthly burn rate of $125,000 for expenses related to overhead, sales staff, travel for sales events & sales conferences/conventions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has raised ~$210k in debt funding. Due to the exciting traction and partnerships secured in recent months, $120k of this debt has been agreed by our creditors to be exchanged for equity instead. Our creditors have agreed to submit $120k in investments through Start Engine, which will be used to pay down the loans.

Currently, the Company has contemplated additional future sources of capital including future rounds of equity funding.

Indebtedness

- Creditor: Brooksany Barrowes
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2026

- Creditor: Central Bank
  Amount Owed: $81,335.51
  Interest Rate: 8.9%
  Maturity Date: July 01, 2029
  In August 2022, the Company entered into a credit line agreement with the Central Bank. The line has a principal amount of $80,000 with an original maturity date of February 15, 2024. The note has a variable interest rate subject to

change from time to time based on changes in an index which is the Central Bank's base rate. In July 2024, the Company obtained another loan from its Credit Line with the Central Bank. The amount financed was at $81,385, inclusive of $1,600 as loan origination fee, matures in July 2029.

- Creditor: Logan Nicholson
  Amount Owed: $7,900.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2026

- Creditor: Stripe/Celtic Bank
  Amount Owed: $10,170.00
  Interest Rate: 19.57%
  Maturity Date: July 31, 2025
  In November 2022, the Company entered into a stripe capital program with the Celtic Bank. The principal loan amount was $35,600 with a fixed fee of $3,488. The Company had an outstanding balance of $5,040 and $10,170 as of December 31, 2024 and December 31, 2023, respectively. The loan balance is net of unamortized deferred issuance cost.

- Creditor: Quickbooks
  Amount Owed: $5,000.00
  Interest Rate: 32.99%
  In December 2024, the Company entered into a Quickbooks Line of Credit Loan Baseline Agreement with WebBank for a credit limit of $10,000. The amount financed was $5,000 with an interest rate of 32.99% per annum (APR 32.94%).

- Creditor: Nathan Nicholson
  Amount Owed: $10,000.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2025

Related Party Transactions

- Name of Person: Logan Nicholson
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: In 2024, the Company obtained several related party loans from its shareholders with an interest rate ranging from non-interest bearing to 15% APR.
  Material Terms: The Company had outstanding shareholders loans payable of $134,900 as of December 31, 2024 and none as of December 31, 2023. In 2025, the total balance was paid down with a current total balance of $117,900.

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: We decided on the $6M valuation cap because we have generated significant revenue for a pre-seed company, proving product market fit without yet spending significant funds on sales.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fee
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,100,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  10.0%

We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  35.5%
  We will use 35.5% of the funds to hire key personnel for daily operations, including the following roles: Customer Success Representative, Sales Representative, Software Developer. Wages to be commensurate with training, experience and position.

- Working Capital
  40.0%
  We will use 40% of the funds for working capital to cover expenses for major sales events (conventions, conferences & networking events), marketing expenses, principle & interest payments on lines of credit/loans, and ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  2.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.talsey.com/ (https://www.talsey.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/talsey-ai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LocalEyes, Inc.

[See attached]

LocalEyes, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: LocalEyes, Inc. Management

We have reviewed the accompanying financial statements of LocalEyes, Inc. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
LocalEyes, Inc. was incorporated on March 24, 2023 in the State of Delaware. LocalEyes, Inc. will serve as the successor company for its predecessor LocalEyes LLC. LocalEyes, Inc. will conduct a regulation crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
March 5, 2025

LOCALEYES, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	6,707	20,276
Other Current Assets	3,712	-
Total Current Assets	10,419	20,276
Non-Current Assets:		
Security Deposits	-	618
Intangible Assets - net	21,720	28,960
Total Non-Current Assets	21,720	29,578
TOTAL ASSETS	32,139	49,854
LIABILITIES AND EQUITY		
Current Liability:		
Accounts Payable	15	165
Total Current Liability	15	165
Non-Current Liabilities:		
Line of Credit	86,385	79,652
Loans Payable - net	5,040	10,170
Shareholders Loan Payable	134,900	-
Total Non-Current Liabilities	226,325	89,822
TOTAL LIABILITIES	226,340	89,987
EQUITY		
Common Stock	1,000	1,000
Additional Paid-In Capital	5,700	700
Members' Capital	-	-
SAFE Notes	439,000	389,000
Accumulated Deficit	(639,903)	(430,833)
TOTAL EQUITY	(194,203)	(40,133)
TOTAL LIABILITIES AND EQUITY	32,139	49,854

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Gross Sales	41,665	73,601
Sales Discounts and Allowances	(2,186)	(13,671)
Net Sales	39,479	59,930
Cost of Sales	(12,832)	(5,568)
Gross Profit	26,647	54,362
Operating Expenses		
General and Administrative Expense	34,609	57,617
Advertising and Marketing Expense	46,364	28,041
Payroll Expense	133,524	181,231
Compensation Expense	-	10,000
Professional Fees	11,030	5,785
Rent Expense	2,950	2,120
Total Operating Expenses	**228,477**	**284,794**
Total Loss from Operations	**(201,830)**	**(230,432)**
Other Income (Expense)		
Other Income	-	748
Other Expense	-	(1,000)
Total Other Income (Expense)	**-**	**(252)**
Earnings Before Income Taxes	**(201,830)**	**(230,684)**
Provision for Income Tax	-	-
Amortization Expense	7,240	7,240
Net Loss	**(209,070)**	**(237,924)**

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional	Members'		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	Paid-In Capital	Capital	SAFE Notes	(Deficit)	Equity
Beginning balance at 1/1/23	**-**	**-**	**-**	**1,700**	**182,000**	**(194,462)**	**(10,762)**
Availment of SAFE Notes	-	-	-	-	207,000	-	207,000
Prior Period Adjustment	-	-	-	-	-	1,553	1,553
Conversion to C-Corporation	10,000,000	1,000	700	(1,700)	-	-	-
Net loss	-	-	-	-	-	(237,924)	(237,924)
Ending balance at 12/31/2023	**10,000,000**	**1,000**	**700**	**-**	**389,000**	**(430,833)**	**(40,133)**
Contribution	-	-	5,000	-	-	-	5,000
Availment of SAFE Notes	-	-	-	-	50,000	-	50,000
Net loss	-	-	-	-	-	(209,070)	(209,070)
Ending balance at 12/31/2024	**10,000,000**	**1,000**	**5,700**	**-**	**439,000**	**(639,903)**	**(194,203)**

See Accompanying Notes to these Unaudited Financial Statements

LOCALEYES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(209,070)	(237,924)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Amortization Expense	7,240	7,240
Prior period adjustment	-	1,553
(Increase) Decrease in Other Current Assets	(3,712)	1,000
(Increase) Deccrease in Security Deposits	618	(618)
Increase (Decrease) in Accounts Payable	(148)	(1,747)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	3,998	7,428
Net Cash used in Operating Activities	(205,072)	(230,496)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Website Development	-	(36,200)
Net Cash used in an Investing Activity	-	(36,200)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Line of Credit	6,733	3,352
Loans Payable - net	(5,130)	(21,887)
Shareholders loan	134,900	-
Additional Paid-in Capital	5,000	-
SAFE Notes	50,000	207,000
Net Cash provided by Financing Activities	191,503	188,465
Cash at the beginning of period	20,276	98,507
Net Cash increase (decrease) for period	(13,569)	(78,231)
Cash at end of period	6,707	20,276

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

LocalEyes, Inc. ("the Company") doing business as Talsey AI was incorporated on March 29, 2023 under the General Corporation Law of the State of Delaware. Prior to its incorporation, the Company was originally an LLC under the trade name of LocalEyes LLC formed in 2021 within the jurisdiction of the state of Utah. LocalEyes, Inc. generates income primarily from software subscriptions with hotels. The Company offers automated guest communication services. The business is located in Provo, Utah with customers primarily within the US, but occasionally with customers in other countries as well.

Equity Conversion

LocalEyes, Inc. was incorporated on March 29, 2023 in the State of Delaware. LocalEyes, Inc. will serve as the successor company for its predecessor LocalEyes LLC. The LLC was originally established to manage the Company's business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company underwent a statutory conversion, transitioning from a Utah LLC to a Delaware corporation. This conversion was filed pursuant to Delaware General Corporation Law Section 265. The restructuring was designed to streamline operations, enhance corporate governance, and provide a clearer financial overview for stakeholders.

The conversion was executed through an Equity Conversion Agreement, where all LLC membership units were exchanged for shares in the new corporation on a one-to-one basis, preserving proportional ownership. Additionally:

- SAFE notes were transferred to LocalEyes, Inc. under the same terms via the Shareholder and Equity Continuation Agreement.
- All assets, liabilities, contracts, and intellectual property were formally transferred via the Asset and Liability Transfer Agreement.
- Founder equity grants and vesting schedules remained unchanged in the transition.

To raise operating capital, the Company will conduct a crowdfunding campaign under Regulation CF in 2025.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last three years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,707 and $20,276 in cash as of December 31, 2024 and December 31, 2023, respectively.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

A summary of the Company's Intangible Assets as of December 31 is shown below:

Property Type	**Useful Life in Years**	**2024**	**2023**
Website Development	5	36,200	36,200
Less: Accumulated Amortization	-	(14,480)	(7,240)
Totals		**21,720**	**28,960**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues primarily from software subscriptions with hotels - Hotel Guest Communication SaaS, and through occasional advertising to partnered local restaurants and other businesses via promotion in the Company's partnered hotels. The Company's payments are generally collected at time of service or initiation of services.

The Company's primary performance obligation is to send automated messages to hotel guests in a timely and respectful manner. This typically is over a contract period of 12 months, or month to month.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are charged as costs once incurred.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as expenses are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors are expensed as expenses are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2024, the Company obtained several related party loans from its shareholders with an interest rate ranging from non-interest bearing to 15% APR. The Company had outstanding shareholders loans payable of $134,900 as of December 31, 2024 and none as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Line of Credit

In August 2022, the Company entered into a credit line agreement with the Central Bank. The line has a principal amount of $80,000 with an original maturity date of February 15, 2024. The note has a variable interest rate subject to change from time to time based on changes in an index which is the Central Bank's base rate. In July 2024, the Company obtained another loan from its Credit Line with the Central Bank. The amount financed was at $81,385, inclusive of $1,600 as loan origination fee, matures in July 2029.

In December 2024, the Company entered into a Quickbooks Line of Credit Loan Baseline Agreement with WebBank for a credit limit of $10,000. The amount financed was $5,000 with an interest rate of 32.99% per annum (APR 32.94%).

The Company had a total credit line outstanding balance of $86,385 and $79,652 as of December 31, 2024 and December 31, 2023, respectively.

Loans Payable

In November 2022, the Company entered into a stripe capital program with the Celtic Bank. The principal loan amount was $35,600 with a fixed fee of $3,488. The Company had an outstanding balance of $5,040 and $10,170 as of December 31, 2024 and December 31, 2023, respectively. The loan balance is net of unamortized deferred issuance cost.

NOTE 6 – EQUITY

Common Stocks

The Company has authorized capital stock of 10,000,000 common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of December 31, 2024 and December 31, 2023.

Voting Rights: Except as otherwise required by applicable law, the holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

Dividends: As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis out of funds legally available therefor.

Liquidation: The holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of the Common Stock in any liquidation of the Corporation.

Residual Rights: All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

Simple Agreements for Future Equity (SAFE)

From 2021 to 2024, the Company entered into numerous SAFE agreements with third parties. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $1.0M –$ 4.2M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 5, 2025, the date these financial statements were available to be issued. No transactions require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF TALSEY AI BY LOCALEYES, INC

Revolutionizing Hospitality with AI-Powered Guest Experiences

Talsey AI is revolutionizing the hospitality industry with its cutting-edge AI front desk agent, delivering 24/7 guest engagement in 75+ languages. Led by a team of seasoned hospitality and tech experts, Talsey has secured $425K in funding, begun generating revenue, and partnered with industry leaders, allowing them to service Marriott, Best Western, Choice Hotels and other major brands. With an estimated $1.5B global hospitality market (TAM)* and scalable technology, Talsey believes it has significant growth potential.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



talsey ai
Revolutionizing Hospitality with AI-Powered Guest Experiences

$132,495.20 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV >

Invest Now
5.0% Interest Rate

RAISED	INVESTORS
$132,495.20	19
MIN INVEST	**VALUATION CAP**
$500	$6M

REASONS TO INVEST

- Talsey AI alleviates staffing challenges in hospitality by automating up to 90% of guest engagement tasks, boosting satisfaction and revenue for hotels with its cutting-edge AI-powered front desk agent.
- Led by industry experts with a wealth of experience in AI and hospitality, Talsey's team has secured partnerships with leaders in the branded & independent hotel space, driving rapid adoption.
- With $425K previously raised and a strong revenue trajectory, Talsey AI believes it's positioned for potential growth in 2025. By partnering with industry leaders like Oracle, MEWS, CloudBeds & others, while servicing hotels from independents to Marriott, Best Western & Choice Hotels, the Talsey team is bursting onto the scene of hospitality with style.

The offering materials may contain forward-looking statements. These statements are based on current assumptions and involve risks and uncertainties that could cause actual results to differ materially. Investors should not place undue reliance on forward-looking statements.

**This estimation is based on publicly available industry data and assumptions about market size and pricing. Actual market opportunity may vary based on adoption rates, pricing flexibility, and competitive dynamics.*

The Company conducted a concurrent private placement under Regulation D, selling $16,730 in SAFE notes to accredited investors. These notes have a post-money valuation cap of $6,000,000 and a 20% discount to the next priced equity financing. Please see the Company Overview, Risk Factors, and Dilution sections of the Form C for further details.

TEAM



Logan Bradley Nicholson • Chief Executive Officer, Founder, and Director

Logan is a fierce leader with an impressive expertise in both hospitality and sales. His experience working directly with hoteliers as a marketer, along with his achievements as a top-performing seller in multiple industries have left him poised to innovate the hospitality industry.

In addition to working 50 hours a week for Talsey AI, Logan also spends approximately 5 hours a week as the owner of Nicholson Digital Co.

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Tanner Hill • Chief Operating Officer, Director, and Principal Accounting Officer

Tanner Hill is the COO and founder of Talsey, a company delivering innovative solutions to connect businesses with communities and travelers. Tanner has a proven record in web development, project management, and operational planning.

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Mason Robert Palmer • Chief Technical Officer

Mason Palmer is the Chief Technology Officer at Talsey AI, where he spearheads the creation of innovative AI-powered solutions for the hospitality industry. With expertise in machine learning, large language models, and cloud computing, Mason is dedicated to enhancing guest experiences through personalized and scalable technology. His leadership in building distributed systems and integrating cutting-edge AI frameworks supports Talsey AI's mission to revolutionize guest communication and elevate hospitality services.

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Jason Dance • Director

Experienced executive with a proven track record in driving growth, forging strategic partnerships, and navigating government relations to achieve impactful business outcomes. With deep expertise in education technology across global, national, state, and local markets, I specialize in scaling enterprise SaaS solutions and driving operational excellence.

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THE PITCH

Talsey AI is revolutionizing the hospitality industry with its cutting-edge AI front desk agent, delivering 24/7 guest engagement in 75+ languages. Led by a team of seasoned hospitality and tech experts, Talsey has secured $425K in funding, achieved ~$100K ARR, and partnered with industry leaders, allowing them to service Best Western, Choice Hotels and other major brands. With an estimated $1.5B global hospitality market (TAM) calculated by the company and scalable technology, Talsey believes it has significant growth potential. (Source 1, Source 2, Source 3)


3:22
Talsey
Hey, can we get some more towels?
Absolutely! I just notified the front desk. An associate will be dropping off those towels soon.
Awesome, thanks
No problem!
Oh and I forgot to ask - when does the restaurant open?
Versante Hearth + Bar is open daily from 4pm - 11pm.
Would you like to make a reservation?
Sure!
Perfect! You can pick the time that's best for you here.
Versante Hearth and Bar - Park City, UT on Ope...
opentable.com
Text Message

Changing the Fabric of Hospitality with AI

- Automates 90% of Guest Engagement Tasks
- 24/7 Support in 75+ Languages
- 20+ Properties Onboarded Including Best Western, Choice & Marriott Htoels

THE PROBLEM & OUR SOLUTION

The Problem

The hospitality industry is facing an unprecedented staffing crisis, with high turnover and a lack of skilled personnel leaving guests underserved. Hotels struggle to maintain seamless customer experiences, leading to missed revenue opportunities and declining guest loyalty. Traditional solutions, like SMS guest messaging, are underutilized due to their time-consuming management and lack of customization, further compounding the problem.

Our Solution

Talsey AI is the ultimate AI-powered front desk agent, concierge, and sales manager, addressing the staffing challenges head-on. With 24/7 multilingual support in over 75 languages, Talsey automates up to 90% of guest interactions, ensuring a smooth and personalized experience. By integrating seamlessly with hotel systems, Talsey enhances guest satisfaction, drives ancillary revenue, and optimizes hotel operations. With a subscription-based revenue model and partnerships with industry leaders like Best Western, Talsey is not just solving a problem—it's redefining guest engagement in hospitality.

Why the Hospitality Industry is Struggling to Keep Up

Staffing Shortages

Hospitality faces high turnover and lack of skilled personnel, leaving guests underserved.

Lost Revenue

A typical 90-room hotel missed out on $850k+ annually in untapped revenue.


Enhancing Operations & Satisfaction With AI
AI-Powered Support
Talsey automates 90% of guest engagement tasks, providing 24/7 support in 75+ languages.
Seamless Implementation
Onboarding in under 7 days. Training in under 10 minutes.
Revenue Growth
Proven to increase guest satisfaction, improve online review scores and boost ancillary revenue by 12% in beta testing.

THE MARKET & OUR TRACTION

The Market

The global hospitality market is estimated to be valued at $1.5 billion, with over 20 million guest rooms worldwide. (Source 1, Source 2, Source 3) Despite this, less than 10% of hotels currently use guest messaging solutions due to inefficiencies and time constraints, leaving a significant gap for innovative AI-driven solutions. Talsey AI targets primarily independent hotels and resorts, a segment comprising 40% of the industry, with an increasing demand for technology to enhance guest engagement and streamline operations.

Our Traction

Since launching its beta in March 2023, Talsey AI has begun servicing several major hotel management companies like Vibrant Management, AGA Hotels and The Branson Club. Talsey AI has also secured $425K in funding for their innovative technology and approach. The company has already onboarded 25+ properties, including major brands like Best Western, Marriott and Choice Hotels. Based on current growth trends and planned market expansions, Talsey AI aims to surpass $500K ARR by mid-2025 based on current trends and plans to expand through 20+ conferences and conventions globally. Talsey's scalable AI technology and market traction leads it to believe it's well-positioned for growth in this emerging market segment, based on current adoption trends and demand.

The Market


20M Guest rooms
$75/room/year avg.
$1.5B GLOBAL MARKET

$1.5B Global Market

40% Independent Hotels

Our Traction

$425k Raised

Secured notable pre-seed funding, including investments from renowned serial entrepreneurs.

12% Revenue Growth During Beta

Delivered notable and measurable ROI to beta users, including ~12% revenue growth.

20+ Properties & Major Partnerships

Onboarded 20+ properties & secured major partnerships including Oracle, MEWS, CloudBeds, Visual Matrix (a Best Western provider) & more.

20+ Conferences Planned

Expanding reach with sponsorship at 20+ global conferences in 2025 to accelerate adoption.

**The offering materials may contain forward-looking statements. These statements are based on current assumptions and involve risks and uncertainties that could cause actual results to differ materially. Investors should not place undue reliance on forward-looking statements.*

ADDITIONAL TRACTION HIGHLIGHTS

- **Testimonials***:
  - "We've seen unbelievable growth in customer satisfaction with Talsey AI." – Cody Adent, Vibrant Management.
  - "Talsey consistently generates leads, boosting occupancy rates and 5-star reviews." – Steven Huffaker, Lake Coeur D'Alene Inn.
- **Notable Investors**:
  - Raised $425K from investors, including a serial entrepreneur and founder of RevRoad, known for multiple successful exits.
- **Partnerships & Collaborations**:
  - Partner of Visual Matrix, a major Best Western technology provider.
  - Collaborations with The Branson Club, Vibrant Management, and AGA Hotels, and more, covering over 20 properties.
- **Leadership**:
  - Logan Nicholson (CEO): 4+ years in hospitality and short-term rentals, managed two resort brands, experience as a top performing seller at Apex Energy Solutions.
  - Mason Palmer (CTO): Extensive experience in AI/ML, formerly at Hill Air Force Base, with expertise in scalable architecture.
  - Tanner Hill (COO): Worked with ~20 startups as a key contributor to a startup accelerator company.

  Advisors include leaders from Disney, AWS, RevRoad, and Hilton.
- **Awards/Recognition**:
  - Finalist for AAHOACON Tech Pitch Competition.
  - Accepted into the prestigious RevRoad accelerator program.

**Testimonials provided may not be representative of the experiences of all clients and are not a guarantee of future performance or success.*

WHY INVEST

Investing in Talsey AI means joining the forefront of hospitality innovation.Your funds will support efforts to scale operations, explore new partnerships, and expand the reach of our AI-powered guest engagement platform to additional properties worldwide. With a fast-growing revenue trajectory, proven partnerships like Best Western, and an estimated $1.5B target market , Talsey believes it has growth potential. Be part of reshaping guest experiences—


Invest now to lead
The AI revolution
in hospitality.

**This customer testimonial may not be representative of the experiences of all clients and is not a guarantee of future performance or success.*

ABOUT

HEADQUARTERS	WEBSITE
412 W Rivers Edge Dr **Provo, UT 84604**	**View Site**

Talsey AI is revolutionizing the hospitality industry with its cutting-edge AI front desk agent, delivering 24/7 guest engagement in 75+ languages. Led by a team of seasoned hospitality and tech experts, Talsey has secured $425K in funding, begun generating revenue, and partnered with industry leaders, allowing them to service Marriott, Best Western, Choice Hotels and other major brands. With an estimated $1.5B global hospitality market (TAM)* and scalable technology, Talsey believes it has significant growth potential.

TERMS

Talsey AI by LocalEyes, Inc

Overview

INTEREST RATE	VALUATION CAP
5.0%	**$6M**
MATURITY DATE	**FUNDING GOAL**
Jan 15, 2027	**$20K - $1.1M**

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Non-Voting Common Stock

CONVERSION TRIGGER
$3,000,000

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$32,139	$49,854
Cash & Cash Equivalents	$6,707	$20,276
Accounts Receivable	$0	$0
Short-Term Debt	$15	$165
Long-Term Debt	$226,325	$89,822
Revenue & Sales	$41,665	$73,601
Costs of Goods Sold	$12,832	$5,568
Taxes Paid	$0	$0
Net Income	-$209,070	-$237,924

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Non-Voting Common Stock in Talsey AI by LocalEyes, Inc. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Interest

Previous investors in Talsey AI are eligible for added bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 2% bonus interest + a branded Talsey AI laptop sleeve.

Tier 2 Perk: Invest $1,000+ | Receive 4% bonus interest + an exclusive webinar on AI trends.

Tier 3 Perk: Invest $5,000+ | Receive 5% bonus interest + a year-long subscription to a leading AI research journal.

Tier 4 Perk: Invest $10,000+ | Receive 7% bonus interest + a virtual tour of Talsey AI's R&D center.

Tier 5 Perk: Invest $50,000+ | Receive 15% bonus interest + an opportunity to meet Talsey AI's CEO online.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

LocalEyes, Inc. D/B/A Talsey AI will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

ALL UPDATES

03.14.25

Insider Investment Notice

Three insiders of the company have invested a total of $13,455.00 in this offering. These investment were made by individuals related to officers of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.02.25

Talsey AI partners with industry leader, MEWS!

Hello investors!

Talsey AI has recently finalized its integration partnership with major Hospitality Management System company, MEWS!

This means that MEWS' 5,000 hotels across 85 countries will now have the ability and choice to integrate Talsey AI's revolutionary guest engagement technology with their current technology stack via MEWS. (Source) The Talsey AI team is going to make an ongoing investment of time, effort and resources to grow within the MEWS user community.

This partnership is a significant step in Talsey AI's journey as it aspires to expand internationally and become a staple in the technology landscape among upper-scale hotels and resorts around the world.

Please reach out to Logan for further discussion!

Logan Nicholson
CEO
(360) 356-5577


talsey ai
MEWS

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.21.25

Talsey AI begins its expansion in Central America!

Hello investors!

Talsey AI is eager to announce its partnership with Belezean eco-retreat property, the Jade Jungle Resort!

With this flagship partnership in Belize, Talsey AI begins its expansion in the Central American market in stylish fashion.

The Jade Jungle Resort is an all-inclusive resort in the heart of Belize's rainforest. Built on ancient Mayan ruins, the property features a variety of luxury cabanas, authentic Belizean meals, professional massage, local nature excursions and more.

By leveraging Talsey AI, they will facilitate the ideal guest journey from pre-booking until post-departure.

Please reach out to Logan for further discussion!

Logan Nicholson, CEO(360) 356-5577



talsey ai
jade

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1 Perk
Invest $500+ | Receive 2% bonus interest + a branded Talsey AI laptop sleeve.

$1,000
Tier 2 Perk
Invest $1,000+ | Receive 4% bonus interest + an exclusive webinar on AI trends.

Select

Select

$5,000

Tier 3 Perk

Invest $5,000+ | Receive 5% bonus interest + a year-long subscription to a leading AI research journal.

Select

$10,000

Tier 4 Perk

Invest $10,000+ | Receive 7% bonus interest + a virtual tour of Talsey AI's R&D center.

Select

$50,000

Tier 5 Perk

Invest $50,000+ | Receive 15% bonus interest + an opportunity to meet Talsey AI's CEO online.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

GB

Glenn Burney

a month ago

Hi Talsey AI, can you please explain how your platform is different from Jurny (www.jurny.com)? What is your competitive advantage? Thank you, Glenn

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1 0

LN

Logan Nicholson

Talsey AI by LocalEyes, Inc • a month ago

Hey Glenn, great question.
Here are the 3 main differentiators between Talsey & Jurny.

1) ICP & Market Segment
Talsey tackles an portion of the market that is larger and consists of more mid-market to enterprise level customers. Our technology has been built specifically to work seamlessly with the existing technology in the independent hotel & resort space in particular, but we've also secured our first few partnerships in the branded hotel world. Jurny is primarily a product for the Vacation Rental world (Airbnb, Vrbo, etc.).

2) SMS-Centric
Talsey builds all of the guest interactions around SMS, WhatsApp or Facebook Messenger, whereas Jurny requires guests to download/use a mobile app. While mobile apps are nice, we use the platforms that consumers have already downloaded and are familiar with, which is one of the reasons that Talsey have a very high usage rate among guests at participating hotels.

3) Our Niche
Jurny is a bit of a one-stop shop for vacation rental hosts, with a large variety of products. There is certainly nothing wrong with that, but Talsey has narrowed in on one key problem and is solving it very well. Hospitality leaders are constantly reflecting on the question of 'How do we create a superior guest experience and improve the quality of our reputation?'. Instead of branching into channel management, property management functions, revenue management tools, etc., Talsey is honed in on this single problem, which has helped word to travel fast among those who know our customers.

Hope this helps! Please feel free to reach out with further questions.

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.

All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 15, 2027 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is LocalEyes, Inc.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered 4 so that, as amended, said Article shall be and read as follows:

Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,000,000. 10,000,000 of which will be common stock, par value of $0.0001 per share (the “Common Stock”) and 10,000,000 of which will be non-voting common stock, par value of $0.0001 (the “Non-Voting Common Stock”).

(a) Voting Rights. Except as otherwise required by applicable law, only the holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders.

(b) Dividends. As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock and Non-Voting Common Stock shall be entitled to participated in such dividends ratably on a per share basis out of funds legally available therefor.

(c) Liquidation. The holders of Common Stock and Non-Voting Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of the Common Stock and Non-Voting Common Stock in any liquidation of the Corporation.

(d) Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein in the Corporation’s Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock and Non-Voting Common Stock.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:29 PM 02/26/2025
FILED 03:29 PM 02/26/2025
SR 20250762666 - File Number 7382408

By: ______________________
Authorized Officer

Name: Logan Nicholson
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:18 PM 03/29/2023
FILED 05:18 PM 03/29/2023
SR 20231210237 - File Number 7382408

CERTIFICATE OF INCORPORATION OF LOCALEYES, INC.

March 24, 2023

To form a corporation pursuant to the General Corporation Law of the State of Delaware (8 Del. C. § 1-101, et seq.) (the "*Act*"), the undersigned hereby certifies as follows:

1. **Name**. The name of this corporation is LocalEyes, Inc. (the "*Corporation*").

2. **Registered Office and Registered Agent**. The address of the registered office of the Corporation and the name and address of the registered agent for service of process of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex, State of Delaware 19958. The Registered Agent in charge thereof is Harvard Business Services, Inc.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Act.

4. **Stock**. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of common stock, par value of $0.0001 per share (the "*Common Stock*").

(a) Voting Rights. Except as otherwise required by applicable law, the holders of shares of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

(b) Dividends. As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis out of funds legally available therefor.

(c) Liquidation. The holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of the Common Stock in any liquidation of the Corporation.

(d) Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's Bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

5. **Bylaws**. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter, repeal, amend, or rescind any or all of the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to make, alter, repeal, amend, or rescind any bylaw, whether adopted by them or otherwise.

[Signature page to Certificate of Incorporation]

6. **Election of Directors**. Subject to any additional vote required by this Certificate of Incorporation, the number of members of the board of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation. Elections of members of the board of directors need not be by written ballot unless and to the extent otherwise provided in the bylaws of the Corporation.

7. **Election Regarding Section 203 of the Act**. The Corporation elects not to be governed by Section 203 of the Act, which pertains to business combinations with interested stockholders.

8. **Director Liability**. To the fullest extent permitted by the Act, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

9. **Indemnification**. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Act. Any amendment, repeal, or modification of the foregoing provisions of this Article 9 shall not adversely affect any right or protection of any director, officer, or other agent of the Corporation existing at the time of such amendment, repeal, or modification.

10. **Incorporator**. The name of the incorporator is Logan Nicholson. The address of the incorporator is 1555 N. Freedom Blvd., Provo, UT 84604.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of the date first written above.

DocuSigned by:
Logan Nicholson
E501EE22B6C94D9
Logan Nicholson, Incorporator

[Signature page to Certificate of Incorporation]